As filed with the Securities and Exchange Commission on November 6, 1996
                                                           Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ---------------------------

                          GST TELECOMMUNICATIONS, INC.

          ------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                     Canada
          ------------------------------------------------------------
                         (State or other jurisdiction of
                         incorporation or organization)

                                       N/A
          ------------------------------------------------------------
                                  (IRS Employer
                             Identification Number)

                           ---------------------------

                             4317 N.E. Thurston Way
                           Vancouver, Washington 98662
                                 (360) 254-4700
          ------------------------------------------------------------
                        (Address and telephone number of
                    Registrant's Principal Executive Offices)

                           ---------------------------

                     Robert H. Hanson, Senior Vice President
                          GST Telecommunications, Inc.
                         1285 Sheridan Street, Suite 245
                               Cody, Wyoming 82413
                                 (307) 527-6048
          ------------------------------------------------------------
                       (Name, Address and Telephone Number
                              of Agent for Service)

                                    Copy to:
                              David J. Adler, Esq.
                     Olshan Grundman Frome & Rosenzweig LLP
                                 505 Park Avenue
                            New York, New York 10022

                           ---------------------------

                  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                         Proposed Maximum
                                             Aggregate            Amount of
  Title of Shares to be Registered       Offering Price(1)     Registration Fee
--------------------------------------------------------------------------------
Common Shares, without par value,
issuable upon conversion of
Convertible Notes                         $50,995,467.75          $15,453.15
================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act, based upon $9.875, the per Share average of high and low sale prices of the Registrant's Common Shares as reported by the American Stock Exchange (the "AMEX") for trading on October 30, 1996.

                             ----------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                  SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1996

                             5,164,089 COMMON SHARES

                          GST TELECOMMUNICATIONS, INC.

         This Prospectus relates to the issuance of up to 5,164,089 Common Shares, without par value (the "Common Shares"), of GST Telecommunications, Inc. (the "Company") upon conversion of the Company's 13-7/8% Convertible Senior Subordinated Discount Notes due 2005 (the "Convertible Notes"). The Common
Shares that are being registered hereby are issuable upon such conversion without the payment of any additional consideration by the holders of the Convertible Notes.

         The Convertible Notes are convertible (in denominations of $1,000 principal amount at maturity or integral multiples thereof) into Common Shares, at the option of the holders of the Convertible Notes, at any time after December 18, 1996. The number of Common Shares issuable upon conversion of the Convertible Notes is that number of Common Shares equal to the accreted value ("Accreted Value") of the Convertible Notes being converted (on the date of conversion) divided by $7.563, subject to adjustment (the "Conversion Ratio"). Accordingly, the number of Common Shares issuable upon conversion of the Convertible Notes will increase as the Accreted Value of the Convertible Notes increases. On December 15, 1996, the Convertible Notes would be convertible into an aggregate of approximately 3,020,000 Common Shares. Immediately prior to maturity in December 2005, assuming no Convertible Notes have yet been converted, the Convertible Notes would be convertible into an aggregate of 5,164,089 Common Shares.

         The Company will not receive any cash proceeds from the issuance of Common Shares upon conversion of the Convertible Notes, but will immediately retire, without the payment of additional consideration, the debt attributable to the Convertible Notes converted. All costs, expenses and fees in connection with the registration of the Common Shares offered by this Prospectus will be borne by the Company. See "Plan of Distribution."

--------------------------------------------------------------------------------

             AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES
                             A HIGH DEGREE OF RISK.
                      SEE "RISK FACTORS" AT PAGE 4 HEREOF.

--------------------------------------------------------------------------------

         The Common Shares are traded on the AMEX under the symbol "GST" and on the VSE under the symbol "GTE.U." On October 31, 1996, the last sale price for the Common Shares on the AMEX was $10.375.

                   THESE SECURITIES HAVE NOT BEEN APPROVED OR
                   DISAPPROVED BY THE SECURITIES AND EXCHANGE
                COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                  REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                The date of this Prospectus is           , 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Common Shares are listed on the AMEX and such reports and other information may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION..........................................................2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE................................3

RISK FACTORS...................................................................4

THE COMPANY...................................................................13

MATERIAL CHANGES..............................................................13

USE OF PROCEEDS...............................................................15

PLAN OF DISTRIBUTION..........................................................15

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.......................16

LEGAL MATTERS.................................................................17

EXPERTS  .....................................................................17

ADDITIONAL INFORMATION........................................................18

INDEX TO FINANCIAL STATEMENTS................................................F-1

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 20-F for the fiscal year ended September 30, 1995, as amended; Reports of Foreign Issuer on Form 6-K for the quarters ended December 31, 1995, as amended, and March 31, 1996; the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; and the Company's Current Report on Form 8-K dated October 31, 1996 reporting the acquisition of assets and other events are incorporated by reference in this Prospectus and shall be deemed to be a part hereof. All subsequent annual reports filed by the Company on Form 20-F, 40-F, 10-K or otherwise, prior to the termination of this offering, are deemed to be incorporated by reference in this prospectus and shall be deemed to be a part hereof from the date of filing of such documents. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act, subsequently filed by the Company prior to the termination of this offering, are deemed to be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents.

         The Company's  Application for  Registration of its Common Shares under
Section 12(b) of the Exchange Act filed on March 3, 1994 is incorporated by reference in this Prospectus and shall be deemed to be a part hereof.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written requests for such copies should be directed to GST Telecommunications, Inc. at 1030-999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, Attention: Robert M. Blankstein. Oral requests should be directed to such individual (telephone number (604) 688-0553).

                         -----------------------------

         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                                  RISK FACTORS

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS
BEFORE MAKING AN INVESTMENT DECISION. CERTAIN MATTERS DISCUSSED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED.

DEVELOPMENT AND EXPANSION RISK AND POSSIBLE INABILITY TO MANAGE GROWTH

         The Company is in the early stages of its operations. Certain of its networks have only recently become commercially operational and the Company has only recently begun to deploy switches in its networks. The continued expansion and development of the Company's networks and the success of the Company's switched and enhanced services will depend, among other things, upon the Company's ability to assess potential markets, design fiber backbone routes that provide ready access to a substantial customer base, secure financing, obtain required rights-of-way, building access and governmental permits, implement expanded interconnection and collocation with facilities owned by local exchange telephone companies ("LECs") and achieve a sufficient customer base, and upon subsequent changes in state and federal regulations. There can be no assurance that any networks to be developed or further developed will be completed on schedule, at a commercially reasonable cost or within the Company's specifications. In addition, the expansion of the Company's business has involved and is expected to continue to involve acquisitions, which could divert the resources and management time of the Company and could require integration with the Company's existing networks and services. The Company's future performance will depend, in part, upon its ability to manage its growth effectively, which will require it to continue to implement and improve its operating, financial and accounting systems, to expand, train and manage its employee base and to effectively manage the integration of acquired businesses. These factors and others could adversely affect the expansion of the customer base and service offerings of the Company's existing networks, as well as commencement of operations of new networks. The Company's inability either to expand in accordance with its plans or to manage its growth could have a material adverse effect on its business, financial condition and results of operations.

HISTORICAL AND ANTICIPATED FUTURE OPERATING LOSSES AND NEGATIVE EBITDA

         The Company has incurred and expects to continue to incur increasing operating losses and negative EBITDA while it expands its business and builds its customer base. The Company has incurred significant increases in expenses associated with these activities and there can be no assurance that an adequate customer base with respect to any or all of its services will be achieved or sustained. The Company does not expect to achieve a significant market share for any of its services. The Company had a net loss of approximately $37.1 million and negative EBITDA of $19.9 million for the nine months ended June 30, 1996. The Company had a net loss of approximately $11.3 million and negative EBITDA of $8.8 million for the year ended September 30, 1995 and a net loss of approximately $3.5 million and negative EBITDA of $0.8 million for the 13 months ended September 30, 1994. There can be no assurance that the Company will achieve or sustain profitability or generate positive EBITDA. At September 30, 1995, the Company had a U.S. net operating loss carryforward of approximately $8.5 million and Canadian net operating loss carryforward of approximately $5.8 million. While such loss carryforwards are available to offset future taxable income of the Company, it is more likely than not that the Company will not generate sufficient taxable income so as to utilize all or a substantial portion of such loss carryforwards prior to their expiration.

SIGNIFICANT CAPITAL REQUIREMENTS

         The Company believes that the net proceeds of approximately $192.2 million from private placement offerings consummated in December 1995 ("the December Offering") and October 1996 (the "October Offering"), together with cash on hand and borrowings expected to be available under both a $100 million credit facility with Tomen America and its affiliates ("Tomen") (the "Tomen Facility") and equipment financing currently available and being negotiated, will provide sufficient funds for the Company to expand its business as presently planned and to fund its operating expenses through June 1997. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or its cash on hand, net proceeds from the December Offering and October Offering and borrowings under the Tomen Facility and the equipment financing currently available and being negotiated, prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions, or if the Company's operating cash flow does not increase substantially, the Company may be required to seek additional capital sooner than currently anticipated. Sources of financing may include public or private equity or debt financings by the Company or its subsidiaries, sales of non-strategic assets or other financing arrangements. The Company has been discussing with Tomen the possibility of modifying the Tomen Facility to provide additional financing for the Hawaiian inter-island network. There can be no assurance that additional financing under the Tomen Facility or otherwise will be available to the Company or, if available, that it can be obtained on acceptable terms or within the limitations contained in the indentures relating to the notes (the "Notes") sold in the December Offering (the "Indentures") in any future financing arrangement. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures and could have a material adverse effect on the Company's business. Such failure could also limit the ability of the Company to make principal and interest payments on its outstanding indebtedness, which would have a material adverse effect on the value of the Common Shares.

         The Company has no working capital or other credit facility under which it may borrow for working capital and other general corporate purposes. There can be no assurance that such a facility will be available to the Company in the future or that if such a facility were available, that it would be available on terms and conditions acceptable to the Company.

SUBSTANTIAL INDEBTEDNESS

         At June 30, 1996, the Company had outstanding on a consolidated basis approximately $225.3 million of indebtedness. The accretion of original issue discount on the Notes will cause an increase in indebtedness of $158.7 million by December 15, 2000. The Indentures limit, but do not prohibit, the incurrence of additional indebtedness by the Company. The Company anticipates that it will incur substantial additional indebtedness in the future. At June 30, 1996, the Company had $70.9 million of availability under the Tomen Facility to finance the development and construction of additional networks, if and to the extent that proposals for funding projects are approved by Tomen. Since June 30, 1996, approximately $2.2 million was borrowed under the Tomen Facility. The Company has entered into a loan agreement with an equipment manufacturer for $116.0 million in equipment financing and is negotiating with equipment manufacturers for approximately $360.0 million of additional equipment financing.

         The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal of and interest on its indebtedness and other obligations and will not be available for other purposes; (iii) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (iv) the Company will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (v) the Company's high level of indebtedness will make it more vulnerable in the event of a downturn in its business.

POSSIBLE INABILITY TO SERVICE DEBT

         The Company has been experiencing increasing negative EBITDA and the Company's earnings before fixed charges were insufficient to cover fixed charges for the nine months ended June 30, 1996, the year ended September 30, 1995 and the 13 months ended September 30, 1994 by $38.4 million, $13.8 million and $3.0 million, respectively. There can be no assurance that the Company will be able to improve its earnings before fixed charges or EBITDA or that the Company will be able to meet its debt service obligations. As the Company does not currently have a revolving credit facility, if a shortfall occurs, alternative financing would be necessary in order for the Company to meet its liquidity requirements and there can be no assurance that such financing would be available. In such event, the Company could face substantial liquidity problems. In addition, the Company anticipates that cash flow from operations may be insufficient to repay the Notes in full at maturity in which event such indebtedness would need to be refinanced. There can be no assurance that the Company will be able to effect such refinancing. The ability of the Company to meet its obligations and to effect such refinancings will be dependent upon, among other things, the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. Failure by the Company to meet its obligations could result in a default on its indebtedness, including the Notes, which would permit the holders of such indebtedness to accelerate the maturity thereof.

FINANCIAL AND OPERATING RESTRICTIONS IMPOSED BY EXISTING INDEBTEDNESS

         The Indentures and the Tomen Facility impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness or to create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such covenant could result in a default thereunder, which could result in an acceleration of such indebtedness.

DIFFICULTIES IN IMPLEMENTING LOCAL AND ENHANCED SERVICES

         The Company plans to deploy high capacity, digital switches in the cities in which it operates or plans to operate networks, as well as in certain cities where the Company will rely on LEC facilities for transmission. This will enable the Company to offer interstate switched access services and, as regulatory conditions permit, intrastate switched access, enhanced services and local dial tone. The Company expects negative operating margins from its switched services, during the 12 to 18 month period after a switch is deployed. For switches operating in conjunction with the Company's networks, the Company expects operating margins to improve as the network is expanded and larger volumes of traffic are carried on the Company's network. Until such time, the Company will rely on the LEC to originate and terminate a significant portion of its switched services traffic. For switches operating in cities where the Company will rely on LEC facilities for transmission, negative operating margins are expected under current LEC pricing tariffs. Although under the Telecommunications Act of 1996 (the "Telecommunications Act"), the LECs will be required to unbundle local tariffs and permit the Company to purchase only the origination and termination services it needs, thereby decreasing operating expenses, there can be no assurance that such unbundling will be effected in a timely manner and result in prices favorable to the Company. In addition, the Company's ability to successfully implement its switched and enhanced services will require the negotiation of resale agreements with LECs and other competitive local exchange telephone companies ("CLECs") and the negotiation of interconnection agreements with incumbent LECs. In October 1996, U.S. Court of Appeals for the Eighth Judicial Circuit (the "Eighth Circuit") stayed certain aspects of the Federal Communications Commission's (the "FCC") order adopting rules to implement the interconnection portions of the Telecommunications Act (the "Interconnection Decision"). On October 24, 1996, the FCC asked the U.S. Supreme Court to vacate the Eighth Circuit's stay of portions of the Interconnection Decision. Although there is no time limit for the Supreme Court to respond, because the issue is time sensitive, it is expected that the Supreme Court will render a decision on the Eighth Circuit's stay before the middle of November 1996. The stay creates uncertainty regarding the rules governing price, terms, and conditions of interconnection agreements, and therefore may affect the Company's negotiation of interconnection agreements with incumbent LECs. The Company's switched services may not be profitable due to, among other factors, lack of customer demand, competition from other CLECs and pricing pressure from the LECs. Implementation of the Company's switched and enhanced services is subject to the Company's ability to obtain equipment financing for switches and upon equipment manufacturers' ability to meet the Company's switch deployment schedule.
Although the Company has entered into a loan agreement with an equipment manufacturer for $116.0 million of equipment financing and the Company has negotiated with equipment manufacturers for approximately $360.0 million of additional equipment financing, there can be no assurance that all of such switches will be deployed or that, if deployed, such switches will be utilized to the degree contemplated by the Company. The Company has no experience providing switched access services and there can be no assurance that the Company will be able to successfully implement its switched and enhanced services strategy.

RECENT COMMENCEMENT OF MARKETING

         The Company has only recently begun marketing the services of certain of its networks and, as a result, the Company has relatively few customers and has generated limited revenue from its CLEC services. Although the Company actively markets its products and services, there can be no assurance that the Company will be able to attract new customers or retain existing customers.

DEPENDENCE ON KEY CUSTOMERS

         The Company's five largest telecommunications services customers accounted for approximately 45.1%, 26.8% and 0.7% of the Company's consolidated revenues for the nine months ended June 30, 1996, the year ended September 30, 1995 and the 13 months ended September 30, 1994, respectively. During the year ended September 30, 1995, a former customer of the Company's wholly-owned subsidiary, International Telemanagement Group, Inc., which customer is presently the subject of a bankruptcy proceeding, accounted for 5.3% of the Company's consolidated revenues. It is anticipated that during the early stages of development of individual networks, before obtaining a sufficient amount of end-user revenues, the Company will be dependent on a limited number of long distance carriers for a significant portion of its revenues. While long distance carriers have high volume requirements and have utilized CLECs, they generally are more price sensitive than end-users. The five largest customers of the Company's manufacturing operations accounted for 4.6%, 16.1% and 22.2% of the Company's consolidated revenues for the nine months ended June 30, 1996, the year ended September 30, 1995 and the 13 months ended September 30, 1994, respectively. The loss of, or decrease of business from, one or more significant customers could have a material adverse effect on the business, financial condition and results of operations of the Company.

COMPETITION

         The telecommunications industry is highly competitive. In most markets, the Company's principal competitor for local exchange services is the Regional Bell Operating Company ("RBOC") or GTE Corporation ("GTE"). Other competitors may include other CLECs, microwave and satellite carriers, wireless telecommunications providers and private networks built by large end-users. Potential competitors (using similar or different technologies) include cable television companies, utilities and local telephone companies outside their current local service areas. In addition, the Company anticipates future competition from large long distance carriers, such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), which have announced plans to offer integrated local and long distance telecommunications services as regulations allow. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to the Company.

         As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the RBOCs, GTE and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the LECs over the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with LEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the LECs. For example, the FCC granted LECs additional flexibility in pricing their interstate special and switched access services on a central office specific basis. Under this pricing scheme, LECs may establish pricing zones based on access traffic density and charge different prices for central offices in each zone. The Company anticipates that the FCC will grant LECs increasing pricing flexibility as the number of interconnections and competitors increases. In addition, the FCC enacted interim pricing rules that restructure LEC switched transport rates in order to facilitate competition for switched access. If regulators allow LECs to charge CLECs increased fees in conjunction with interconnection to their networks, the financial condition of the Company could be adversely affected. If the LECs lower their rates, the Company and others providing CLEC and other telecommunications services may be forced by market conditions to charge less for their services in order to compete. There can be no assurance that the Company will be able to achieve or maintain significant revenue or compete effectively in any of its markets.

         To the extent the Company interconnects with and uses LEC networks to service the Company's customers, the Company is dependent upon the technology and capabilities of the LECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will become increasingly dependent on interconnection with LECs as switched services become a greater percentage of the Company's business. The Telecommunications Act imposes interconnection obligations on LECs, but there can be no assurance that the Company will be able to obtain the services it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are both profitable and competitive. Moreover, as described above, certain provisions of the FCC's August 1996 Interconnection Decision implementing the interconnection portions of the Telecommunications Act have been stayed by the Eighth Circuit. The stayed provisions relate to pricing and the rules that would have permitted new entrants to "pick and choose" among various provisions of existing interconnection agreements. Although the stay does not prevent the Company from negotiating interconnection agreements, it does create uncertainty about the rules governing negotiating, pricing, terms and conditions of interconnection agreements. In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the LECs, the attractiveness of the Company's services to its customers could be impaired.

         The long distance telecommunications industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes with major carriers such as
AT&T, MCI and Sprint, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than the Company's current costs. In addition, as a result of the Telecommunications Act, RBOCs also will become competitors in the long distance telecommunications industry upon the satisfaction of certain conditions. The Company believes that the principal competitive factors affecting its long distance operations are pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality, market driven services at prices generally equal to or below those charged by its competitors. The FCC has, on several occasions since 1984, approved or required price reductions by AT&T. The FCC has announced a decision pursuant to which AT&T will no longer be regulated as a dominant long distance carrier. This decision removes AT&T from price-cap regulations with respect to its long distance services as well as other regulatory and reporting requirements that previously only applied to AT&T as the sole carrier designated by the FCC as dominant in the long distance market. This decision, which is subject to certain other commitments and undertakings agreed to by AT&T, is expected to increase AT&T's flexibility in competing in the long distance services market and, in particular, will eliminate the longer tariff notice requirements previously applicable only to AT&T. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company.

         The Internet services market is highly competitive. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include Internet service providers, other telecommunications companies, online services providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company.

         The Company's wholly-owned subsidiary, National Applied Computer Technologies, Inc. ("NACT"), competes with other lower to medium capacity switch manufacturers and software providers. As its business develops and new switches are introduced, NACT's competitors may include larger switch and telecommunications equipment manufacturers such as Lucent Technologies Inc., Harris Corp., Siemens AG, Alcatel Alsthom Compagnie Generale D'Electricite, Telefonaktiebolaget L.M. Ericsson and Northern Telecom, Ltd. Most of NACT's potential competitors have substantially greater financial, technical and marketing resources than NACT and may threaten the viability of NACT if such other companies commence efforts to compete in the segment of the switch manufacturing market in which NACT operates.

GOVERNMENT REGULATION

         The Company's networks and the provision of switched and private line services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company.

         The FCC exercises jurisdiction over the Company to the extent its services involve the provision, origination and termination of interstate or international telecommunications, including resale of long distance services. As such a provider, the Company must file tariffs with the FCC. In addition, the Company must obtain prior FCC authorization for domestic and international long distance services. State regulatory commissions exercise jurisdiction over the Company to the extent it provides intrastate services. As such a provider, the Company is required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which it operates. Local authorities control the Company's access to municipal rights-of-way. The networks are also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. There can be no assurance that state or federal commissions will grant required authority or refrain from taking action against the Company, if it is found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if tariffs are not filed, or are not updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause the Company to incur substantial legal and administrative expenses. The recently enacted Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecommunications Act, enacted in February 1996, remains subject to judicial review and additional FCC rulemaking, and thus is difficult to predict what effect the legislation will have on the Company and its operations. In particular, the FCC's implementation of the interconnection provisions of the Telecommunications Act has been challenged. The FCC released in August 1996 its Interconnection Decision establishing rules for negotiation of interconnection agreements and providing guidelines for the FCC and the state public utility commissions to evaluate interconnection agreements with LECs. In September 1996, in response to various petitions, the FCC issued a decision reconsidering certain aspects of its Interconnection Decision. Moreover, as described above, in October 1996, the Eighth Circuit stayed certain provisions of the FCC's Interconnection Decision, pending a decision on the merits. Although this court stay does not prevent the Company from negotiating interconnection agreements, it does create uncertainty about the rules governing negotiating, pricing, terms and conditions of interconnection agreements. Moreover, the Company cannot predict the eventual outcome of the interconnection provisions or other aspects of the Telecommunications Act.

         In addition, the FCC imposes restrictions on foreign ownership of communications service providers utilizing radio frequencies. The operations of the Company's Hawaiian network use, among other transmission facilities, microwave radio facilities operating pursuant to FCC licenses granted to Pacwest Network, Inc., an entity that is controlled by John Warta, the Company's President and Chief Executive Officer. The FCC also has the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications service providers not utilizing radio frequencies, which could have a material adverse effect on the Company's CLEC and other businesses.

NEED TO ADAPT TO TECHNOLOGICAL CHANGE

         The telecommunications industry is subject to rapid and significant changes in technology, with the Company relying on third parties for the development of and access to new technology. The effect of technological changes, including changes to wireline and wireless transmission technologies, on the business of the Company cannot be predicted. The Company believes its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands.

         The future success of NACT will depend in part upon its ability to keep pace with advancing technology and standards within the switch manufacturing industry. There can be no assurance that NACT's products will not be rendered obsolete by switch products incorporating technological advances designed by competitors that are not available to NACT.

POSSIBLE ADVERSE LITIGATION OUTCOME

         An action was commenced against NACT alleging that its telephone systems incorporating prepaid calling features infringe upon a patent issued in 1987. An unfavorable decision in this action could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

         The efforts of a small number of key management and operating personnel will largely determine the Company's success and the loss of any of such persons could adversely affect the Company. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel.

DEPENDENCE ON RIGHTS-OF-WAY AND OTHER THIRD PARTY AGREEMENTS

         The Company must obtain easements, rights-of-way, entry to premises, franchises and licenses from various private parties, actual and potential competitors and state and local governments in order to construct and operate its networks. There can be no assurance that the Company will obtain rights-of-way and franchise agreements on acceptable terms or that current or potential competitors will not obtain similar rights-of-way and franchise agreements that will allow them to compete against the Company. If any of the existing franchise or license agreements were terminated or not renewed and the Company were forced to remove its fiber optic cables or abandon its network in place, such termination could have a material adverse effect on the Company.

VARIABILITY OF QUARTERLY OPERATING RESULTS

         As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period. In addition, revenues relating to the Company's network businesses are and may continue to be dependent upon a small number of customers and contracts, revenues under which are likely to vary significantly from period to period.

RISK OF JOINT INVESTMENTS

         The Company's Phoenix network is operated by Phoenix Fiber Access, Inc. ("Phoenix Fiber"). The Company currently has a 50% ownership interest in Phoenix Fiber and has agreed in principle to acquire the remaining 50% interest. Phoenix Fiber has been managed by a governing board that the Company does not control. The risk is present in this joint venture, and in other joint ventures in which the Company may subsequently determine to participate, that the other joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or the Company. The risk is also present that a joint venture partner may be unable to meet its economic or other obligations to the venture and that the Company may be required  to  fulfill  some or all of those  obligations.  In  addition,  if the
Company enters into international joint ventures, the operations of such ventures will be subject to various risks not present in the Company's domestic operations, such as fluctuations in currency exchange rates, nationalization or expropriation of assets, import/export controls, political instability, limitations on foreign investment, restrictions on the ability to convert currency and the additional expenses and risks inherent in conducting operations in geographically distant locations with customers speaking different languages and having different cultural approaches to the conduct of business.

VOLATILITY OF MARKET PRICE OF COMMON SHARES

         Since the Common Shares have been publicly traded, their market price has fluctuated over a wide range and may continue to do so in the future. The market price of the Common Shares could be subject to significant fluctuations in response to various factors and events, including among other things, the depth and liquidity of the trading market of the Common Shares, variations in the Company's operating results and the difference between actual results and the results expected by investors and analysts. In addition, from time to time the stock market has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies. These broad market fluctuations also may adversely affect the market price of the Common Shares.

RISKS OF INVESTMENT IN A CANADIAN CORPORATION

         The Company is a Canadian corporation. Certain directors and officers and certain of the Company's professionals are residents of Canada. As a result, it may be difficult for U.S. shareholders to effect service of process within the United States upon the Company or upon such directors, officers and professionals or to collect judgments of U.S. courts predicated upon civil liability under U.S. federal securities and other laws. The Company has been advised that there is substantial doubt as to whether Canadian courts would (i) enforce judgements of

U.S. courts obtained against the Company or such directors, officers and professionals predicated upon the civil labilities provisions of U.S. laws or
(ii) impose liabilities in original actions against the Company or its directors, officers and professionals predicated solely upon U.S. laws. In addition, the Company's status as a Canadian company limits the ability of the Company to hold or control common carrier radio frequency licenses in the United States.

POTENTIAL RESALES OF A SUBSTANTIAL NUMBER OF SHARES; REGISTRATION RIGHTS

         At September 30, 1996, the Company had outstanding 21,244,259 Common Shares. Of these shares, 20,276,210 Common Shares are freely tradeable, except for (i) any Common Shares held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act (2,960,182 of such 20,276,210 shares at September 30, 1996), which shares will be subject to the resale limitations of Rule 144, and an aggregate of 750,000 Common Shares subject to escrow under regulations of the VSE. The remaining 967,929 Common Shares are "restricted securities," as that term is defined in Rule 144 and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including pursuant to Rule 144. Of such 967,929 shares, the Company is contractually obligated to register for resale an aggregate of 26,624 shares. In addition, at September 30, 1996, (i) 3,098,623 Common Shares were reserved for issuance upon exercise of outstanding stock options (the "Outstanding Options"), with exercise prices ranging from $3.55 to $10.00 per share, (ii) 896,155 Common Shares were reserved for issuance upon exercise of outstanding warrants (the "Outstanding Warrants"), with exercise prices ranging from $5.52 to $12.96 per share, and (iii) 3,019,598 Common Shares were reserved for issuance upon conversion of the Convertible Notes (based on the aggregate Accreted Value of Convertible Notes on December 15, 1996). In addition, 3,200,000 Common Shares were reserved for issuance upon exercise of the warrants sold in the October Offering (the "October Warrants"). The Company has registered or is obligated to register the resale of the Common Shares issuable upon exercise of the Outstanding Options and the Outstanding Warrants. The Company is registering the issuance of the Common Shares issuable upon conversion of the Convertible Notes in the registration statement of which this Prospectus is a part. The future sale or the expectation of future sales of Common Shares in the public market could adversely affect the prevailing market prices for the Common Shares and could impair the Company's ability to raise capital through the sale of Common Shares.

POTENTIAL ANTI-TAKEOVER PROVISIONS

         The Company's Board of Directors has the authority, without any further vote or action by the Company's shareholders, to issue up to 10,000,000 Preference Shares, without par value (the "Preference Shares"), in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Although the Company has no current plans to issue any Preference Shares, the rights of the holders of Common Shares would be subject to, and may be adversely affected by, the rights of the holders of any Preference Shares that may be issued in the future. Issuance of Preference Shares could have the effect of delaying, deterring or preventing a change in control of the Company, including the imposition of various procedural and other requirements that could make it more difficult for holders of Common Shares to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent Board of Directors.

                                   THE COMPANY

         The Company provides a broad range of integrated telecommunications products and services, primarily to customers located in the western continental United States and Hawaii. Since inception as a facilities-based competitive access provider, the Company has constructed and operates state-of-the-art, digital telecommunications networks that provide an alternative to incumbent LECs. The Company has expanded beyond the scope of traditional competitive access provider operations into CLEC services and currently provides a range of enhanced telecommunications services that include long distance, Internet access, and data services. In addition, the Company expects to offer switched access and local dial tone services to complement its existing telecommunications service offerings. The Company also manufactures telecommunications switching equipment and network management and billing systems through its wholly-owned subsidiary, NACT.

                                MATERIAL CHANGES

DECEMBER 1995 OFFERING

         In the December Offering, the Company sold $20,000,187 137-/8% Convertible Senior Subordinated Discount Notes due 2005 in December 1995 and its wholly owned subsidiary, GST USA, Inc. ("GST USA") sold $160,001,496 13-7/8% Senior Discount Notes due 2005 in a private placement. Of the net proceeds of the December Offering, $2.0 million was applied to the repayment of short-term indebtedness, and the balance has been and will be used for capital expenditures and to fund future operating deficits and for working capital purposes.

CALL AMERICA ACQUISITION

         On September 26, 1996, the Company entered into an agreement and plan of merger with Call America Business Communications Corporation and certain of its affiliates (collectively, "Call America"), pursuant to which the Company is to acquire 100% of Call America by means of a merger, for a purchase price of 1,307,692 Common Shares, subject to a post closing adjustment of additional Common Shares if, 180 days after the effective time of the merger, the sales price of the Common Shares is less than $12.50 per share. The maximum number of additional Common Shares to be issued pursuant to the post closing adjustment is 114,489. The consummation of the merger is contingent upon obtaining required regulatory approvals. Call America, which is based in San Luis Obispo, California, is a facilities-based reseller of domestic and international long distance services, as well as a provider of operator services.

NORTHERN TELECOM NETWORK PRODUCTS PURCHASE AGREEMENT

         The Company, through its indirect subsidiary, GST EquipCo, Inc. ("GST EquipCo"), entered into a Network Products Purchase Agreement ("Nortel Purchase Agreement") dated August 23, 1996 with Northern Telecom Inc. ("Nortel") pursuant to which GST EquipCo may from time to time purchase switching and related equipment from Nortel. The Nortel Purchase Agreement, among other terms, provides GST EquipCo with price protection for 10 years for several categories of Nortel switching equipment and related software.

SIEMENS SWITCHING EQUIPMENT PURCHASE AGREEMENT AND LOAN AGREEMENT

         The Company, through its indirect subsidiary, GST SwitchCo, Inc. ("GST SwitchCo."), entered into a Switching Products Sales Agreement (the "Siemens Sales Agreement") dated September 4, 1996 with Siemens Stromberg-Carlson
("Siemens") pursuant to which GST SwitchCo may from time to time purchase switching and related equipment from Siemens. The Siemens Sales Agreement, among other terms, provides GST SwitchCo a credit of up to $8.0 million for certain Siemens software and price protection for 10 years for several categories of Siemens switching equipment and related software.

         In addition, on the same date, GST SwitchCo entered into a Loan and Security Agreement (the "Siemens Loan Agreement") with Siemens that provides for loans by Siemens of up to an aggregate of $116.0 million to finance the purchase of Siemens equipment and equipment from other suppliers. Each loan made by Siemens under the Siemens Loan Agreement initially earns interest at an interim loan rate of LIBOR plus 4.5% on the outstanding balance of the loan until the beginning of the calendar quarter following the original loan advance date, at which time the outstanding balance of the loan converts to a term loan and begins accruing interest at a term loan rate of LIBOR plus 3.5% Repayment of the outstanding principal amount of each loan is required in quarterly installments commencing on the last day of the fifth quarter following the original loan advance date with the remaining balance of each outstanding loan being payable in full on the last day of the 24th quarter following such original loan advance date. GST SwitchCo's obligations to Siemens under the Siemens Loan Agreement are secured by the grant to Siemens of a first priority security interest in all product purchased by GST SwitchCo with the proceeds of loans by Siemens and are guarantied in part by GST USA.

TOTALNET COMMUNICATIONS, INC.

         On September 27, 1996 the Company entered into an agreement (the "Merger Agreement") to acquire TotalNet Communications Inc. by means of a merger (the "TotalNet Merger"). On October 17, 1996, the Company acquired TotalNet in the TotalNet Merger for a purchase price payable entirely in Common Shares.

         In consideration for the acquisition of TotalNet, a purchase price of approximately $8.7 million is payable in Common Shares to the former shareholders of TotalNet in two installments. Sixty percent of the purchase price (approximately $5.2 million), for a total of 481,391 Common Shares valued at $10.90 per share, was paid at the closing of the TotalNet Merger on October 17, 1996 and the remaining 40% of the purchase price (approximately $3.5 million) is payable in Common Shares on October 17, 1997, based on the then current market value of the Common Shares at such time but in no event less than $7.63 per share, or more than $20.00 per share. TotalNet, which is based in Houston, Texas, is both a facilities-based carrier and a switchless reseller of long distance services.

OCTOBER OFFERING

         On October 22, 1996, the Company completed a private placement to non-U.S. investors of 2,000,000 special warrants (the "Special Warrants") at a purchase price of US $11.125 per Special Warrant. The Special Warrants become exercisable by holders for no additional consideration upon the later to occur of (i) the date upon which approval for a final Canadian prospectus (the "Canadian Prospectus") qualifying the Common Shares and share purchase warrants (the "Underlying Warrants") issuable upon exercise of the Special Warrants is received from the securities commission of each of the Canadian provinces where the Special Warrants were sold and (ii) the date that the registration statement of which this prospectus forms a part (the "U.S. Registration Statement") filed with the Commission registering the resale of the Common Shares issuable upon exercise of the Special Warrants and Underlying Warrants is declared effective, but in any event, no later that September 22, 1997. Each Special Warrant is exercisable for one Common Share and one-half of one Underlying Warrant. Each full Underlying Warrant entitles the holder to purchase one additional Common Share for a purchase price of U.S. $13.00 for one year from the date of issuance. In the event that the requisite regulatory approvals for the Canadian Prospectus are not received by the Company and the U.S. Registration Statement is not declared effective, in each case by February 19, 1997, then each Special Warrant will become exercisable for 1.1 Common Shares and one-half of one Underlying Warrant.

         The Company received U.S. $9,690,000, constituting 50% of the aggregate purchase price of the Special Warrants (net of placement agency fees and expenses), on October 22, 1996. The balance of the net purchase price of Special Warrants (U.S. $11,125,000) is being held in escrow and is payable to the Company upon the earlier to occur of (x) the date of receipt of final regulatory approval of a preliminary Canadian Prospectus from the securities commissions of the applicable Canadian provinces and (y) the initial filing of the U.S. Registration Statement with the Commission, in each case covering the resale of the Common

Shares issuable upon exercise of the Special Warrants and the Underlying Warrants. First Marathon Securities Limited and Thomson Kernaghan & Co. Ltd. served as the Company's placement agents in the private placement.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the issuance of the Common Shares upon conversion of the Convertible Notes. The Company will bear all expenses in connection with the preparation of this Prospectus.

                              PLAN OF DISTRIBUTION

         The Convertible Notes are convertible (in denominations of $1,000 principal amount at maturity or integral multiples thereof), at the option of the holders of the Convertible Notes, into Common Shares, at any time after December 18, 1996. The number of Common Shares issuable upon conversion of the Convertible Notes will be determined by application of a ratio equal to the Accreted Value on the date of conversion of the Convertible Notes being converted divided by $7.563, subject to adjustment. The Accreted Value is, for any Specified Date (as such term is defined in the Indenture relating to the Convertible Notes), the amount provided for each $1,000 principal amount at maturity of the Convertible Notes as follows:

         (i) if the Specified Date occurs on one of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

           SEMI-ANNUAL ACCRUAL DATE                       ACCRETED VALUE
           ------------------------                       --------------
June 15, 1996..................................              $  546.80
December 15, 1996..............................                 584.73
June 15, 1997..................................                 625.30
December 15, 1997..............................                 668.68
June 15, 1998..................................                 715.07
December 15, 1998..............................                 764.68
June 15, 1999..................................                 817.72
December 15, 1999..............................                 874.45
June 15, 2000..................................                 935.12
December 15, 2000..............................              $1,000.00

         (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) the original issue price and
(b) an amount equal to the product of (1) the Accreted Value for the first Semi-Annual Accrual Date less the original issue price multiplied by (2) a fraction, the numerator of which is the number of days from the Closing Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Closing Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

         (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

         (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general discussion of certain United States federal income tax consequences to beneficial owners from the conversion of Convertible Notes into Common Shares and the ownership and disposition of the Common Shares. This discussion is based on current provisions of the Internal Revenue Code, applicable final, temporary and proposed Treasury Regulations, judicial authorities, and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service"), and upon the facts concerning the Company and its subsidiaries as of the date hereof. There can be no assurance that the Service will not take a contrary view, and no ruling from the Service has been or will be sought by the Company. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

         This discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders of the Convertible Notes or the Common Shares in light of their personal investment or tax circumstances, or to certain types of investors (including insurance companies, financial institutions, broker-dealers or tax-exempt organizations) subject to special treatment under the United States federal income tax laws. In addition, this discussion deals only with Convertible Notes and Common Shares held as capital assets within the meaning of Section 1221 of the Code. This discussion does not deal with foreign, state and local consequences that may be relevant to non-U.S. Holders in light of their personal or individual circumstances.

         As used in the discussion which follows, the term "U.S. Holder" means a beneficial owner of Convertible Notes or Common Shares, as applicable, that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The term "Non-U.S. Holder" means a Holder of Convertible Notes or Common Shares, as applicable, that is, for United States federal income tax purposes, not a U.S. Holder.

         HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF CONVERTING THE CONVERTIBLE NOTES INTO COMMON SHARES AND HOLDING AND DISPOSING OF THE COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

TAX CONSEQUENCES TO U.S. HOLDERS

Exercise Of Conversion Right

         No gain or loss will be recognized for United States federal income tax purposes by a U.S. Holder of the Convertible Notes upon the conversion thereof in exchange for Common Shares (except to the extent of cash, if any, received in lieu of the issuance of fractional shares of Common Shares). A U.S. Holder's tax basis in the Common Shares will equal the sum of the adjusted tax basis in the Convertible Notes reduced by the portion of adjusted tax basis allocated to any fractional Common Shares exchanged for cash. The adjusted tax basis in the Convertible Notes is the purchase price of such Convertible Notes to the U.S. Holder as increased by any accrued original issue discount (net of all amortized acquisition premiums) and market discount previously included in income by the U.S. Holder and decreased by amortizable bond premiums, if any, deducted over the term of the Convertible Notes. The holding period of the Common Shares received on the conversion of the Convertible Notes will include the period during which the Convertible Notes were held by such U.S. Holder, except that the holding period of Common Shares allocable to accrued original issue discount may commence on a later date. If any cash is received in lieu of fractional shares, the U.S. Holder will recognize gain or loss, and the character and the amount of such gain or loss will be determined as if the U.S. Holder had received such fractional shares and then immediately sold them for cash.

Sale Of Common Shares

         Gain or loss will generally be recognized upon a sale of the Common Shares received upon conversion of Convertible Notes in an amount equal to the difference between the amount realized on the transfer and the holder's adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss, provided the Common Shares are held as a capital asset, and will be long-term capital gain or loss with respect to Common Shares held for more than one year.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

Exercise Of Conversion Right

         No gain or loss will be recognized for United States federal income tax purposes by non-U.S. Holders of the Convertible Notes upon the conversion thereof in exchange for full shares of Common Shares. To the extent any cash is received in lieu of the issuance of fractional shares of Common Shares, the rules applicable to gain from a sale of Common Shares, as summarized below, will apply.

Gain On Disposition Of Common Shares

         A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Shares.

                                  LEGAL MATTERS

         Certain legal matters in connection with the issuance of the Shares offered hereby have been passed upon for the Company by Messrs. Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022. Stephen Irwin, counsel to Olshan Grundman Frome & Rosenzweig LLP, is an officer and director of the Company and holds 61,345 Common Shares and has been granted options and warrants to purchase an additional 615,000 Common Shares. In addition, other attorneys of this firm hold options to purchase Common Shares.

                                     EXPERTS

         The consolidated balance sheet of GST Telecommunications, Inc. and its subsidiaries as of September 30, 1995 and the consolidated statements of operations and deficit and cash flows for the year ended September 30, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The consolidated balance sheet of GST Telecommunications, Inc. and its subsidiaries as of September 30, 1994 and the consolidated statements of operations and deficit and cash flows for the 13 months ended September 30, 1994 and year ended August 31, 1993 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick Thorne, independent chartered accountants, upon the authority of said firm as experts in accounting and auditing. The audited financial statements of International Telemanagement Group, Inc. as of December 31, 1994 and 1993 and for the year ended December 31, 1994 and the period January 23, 1993 (date of inception) through December 31, 1993 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The financial statements of the IntelCom-Greenstar Joint Venture for the years ended September 30, 1994 and 1993 have been incorporated by reference herein upon reliance upon the report of KPMG Peat Marwick Thorne, independent chartered accountants, and upon authority of said firm as experts in accounting and auditing. The combined financial statements of Call America Business Communications Corporation and Affiliates for the years ended December 31, 1995 and 1994 have been included herein in reliance upon the report of Glenn,

Burdette, Phillips & Bryson, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares offered hereby. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                            Page(s)
INTERNATIONAL TELEMANAGEMENT GROUP, INC.

Independent Auditors' Report....................................................................F-2

Balance Sheets at December 31, 1994 and 1993 ...................................................F-3

Statements  of  Operations  for the four months ended April 30,  1995,  the year ended December 31, 1994 and for the period January 23, 1993 (date of inception)
through December 31, 1993 ......................................................................F-4

Statements  of  Stockholders'  Deficit for the four months ended April 30, 1995, the year ended  December  31, 1994 and for the period  January 23, 1993 (date of inception)
through December 31, 1993.......................................................................F-5

Statements of Cash Flow for the four months ended April 30, 1995, the year ended
December 31, 1994 and for the period January 23, 1993 (date of inception)
through December 31, 1993.......................................................................F-6

Notes to Financial Statements...................................................................F-7

GST TELECOMMUNICATIONS, INC.

Proforma Condensed Financial
  Information (unaudited)......................................................................F-11

Proforma Consolidated Balance
  Sheet as of June 30, 1996 (unaudited)........................................................F-12

Proforma Consolidated Statement
  of Operations and Deficit for
  the nine months ended June 30, 1996 (unaudited)..............................................F-13

Proforma Consolidated Statement
  of Operations and Deficit for
  the year ended September 30, 1995 (unaudited)................................................F-14

Notes to Proforma Consolidated
  Financial Statements (unaudited).............................................................F-15

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION AND AFFILIATES

Independent Auditors' Report...................................................................F-16

Combined Balance Sheets at December 31, 1995 and 1994..........................................F-17

Combined Statements of Income for the six months ended
  June 30, 1996 (unaudited) and the years ended
  December 31, 1995 and 1994...................................................................F-19

Combined Statements of Changes in Stockholders'  Equity (Deficiency) for the six
  months ended June 30, 1996 (unaudited) and the
  years ended December 31, 1995 and 1994.......................................................F-20

Combined Statements of Cash Flows for the six months ended
  June 30, 1996 and the years ended December 31, 1995 and 1994.................................F-21

Notes to Financial Statements..................................................................F-23

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
International Telemanagement Group, Inc.:

We have audited the accompanying balance sheets of International Telemanagement Group, Inc. (the Company), as of December 31, 1994 and 1993, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 1994, and for the period January 23, 1993 (date of inception) through December 31 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Telemanagement Group, Inc., as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the year ended December 31, 1994 and for the period January 23, 1993 (date of inception) through December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in note 2, effective May 1, 1995, the Company was acquired by GST Telecom, Inc.



                                   /S/ KPMG PEAT MARWICK LLP

Detroit, Michigan
July 21, 1995

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                                 Balance Sheets
                           December 31, 1994 and 1993

                                     Assets                                             1994               1993
                                     ------                                             ----               ----
Current assets:
    Cash                                                                            $     702,392             71,309
    Trade accounts receivable, less allowance for doubtful accounts of $164,000
       and $52,000, at 1994 and 1993, respectively                                      1,167,346            370,643
    Due from officers and employees                                                         -                 48,690
    Other receivables                                                                       9,152              5,000
    Prepaid expenses and other current assets                                              80,713            115,805
                                                                                     ------------       ------------

                   Total current assets                                                 1,959,603            611,447

Property and equipment, net (note 3)                                                    1,318,870          1,175,495
                                                                                        ---------          ---------

                                                                                     $  3,278,473          1,786,942
                                                                                     ============          =========

                     Liabilities and Stockholders' Deficit
                     -------------------------------------

Current liabilities:
    Current installments of notes payable to related parties (note 5)                $    368,380             95,520
    Current installments of long-term debt (note 4)                                        98,185              -
    Current installments of capital lease obligations (note 7)                            175,668            144,897
    Accounts payable and accrued line charges, net                                      3,735,260          1,107,141
    Due to affiliates                                                                       -                  4,417
    Other accrued expenses and liabilities                                                157,789             22,049
    Deferred revenues                                                                      23,982             22,363
                                                                                     ------------       ------------

                   Total current liabilities                                            4,559,264          1,396,387
                                                                                        ---------          ---------

Notes payable to related parties, less current installments (note 5)                      246,040              -
Long-term debt, less current installments (note 4)                                        131,945              -
Capital lease obligations, less current installments (note 7)                             747,227            890,913
                                                                                     ------------       ------------

                   Total liabilities                                                    5,684,476          2,287,300
                                                                                        ---------          ---------

Commitments and contingencies (notes 7, 9, and 10)

Stockholders' deficit:
    Common stock, no par value, 750 shares authorized, 200 issued and
       outstanding                                                                          1,000              1,000
    Additional paid-in capital                                                            598,630            332,678
    Accumulated deficit                                                                (2,973,765)          (834,036)
                                                                                        ---------       ------------

                                                                                       (2,374,135)          (500,358)

    Less: Treasury stock, at cost of 88 shares                                            (31,868)                -
                                                                                     ------------       -----------

                   Net stockholders' deficit                                           (2,406,003)          (500,358)
                                                                                        ---------       ------------

                                                                                     $  3,278,473         1,786,942
                                                                                     ============         =========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                            Statements of Operations

                                                                                                     For the Period
                                                                                                       January 23,
                                                                                                          1993
                                                                                                        (Date of
                                                             Four Months           Year Ended     Inception) through
                                                        Ended April 30, 1995      December 31,        December 31,
                                                             (Unaudited)              1994                1993
                                                        --------------------      ------------    -------------------

Net sales and services                                   $      5,010,908            12,202,063           1,494,943
Cost of goods and services                                      4,766,433            11,788,135           1,735,717
                                                                ---------            ----------           ---------

                   Gross profit (loss)                            244,475               413,928            (240,774)

Selling, general, and administrative expenses                     988,203             2,014,635             507,824
                                                             ------------        --------------        ------------

Loss from operations                                             (743,728)           (1,600,707)           (748,598)

Other income (expense):
    Interest expense                                              (53,373)             (140,338)            (16,503)
    Other expense, net                                                 -               (398,684)            (68,935)
                                                             ------------        --------------        ------------

                   Net loss                              $       (797,101)           (2,139,729)           (834,036)
                                                             ============            ==========        ============

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                       Statements of Stockholders' Deficit

                                                       For the Period January 23, 1993 (Date of Inception)
                                                                     Through December 31, 1993
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------
Balances at inception                $      -                     -                 -                -                     -
Issuance of common stock                 1,000                332,678               -                -                 332,678
Net loss                                    -                      -           (834,036)             -                (834,036)
                                        ------             ----------           -------              -                 -------

Balances at end of period            $   1,000                332,678          (834,036)             -                (500,358)
                                         =====                =======           =======              =                 =======

                                                                   Year Ended December 31, 1994
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------

Balances at beginning of period      $   1,000                332,678            (834,036)             -                (500,358)
Capital contributions                      -                  272,000               -                  -                 272,000
Distributions to shareholder               -                   (6,048)              -                  -                  (6,048)
Repurchase of shares                       -                      -                 -              (31,868)              (31,868)
Net loss                                    -                      -           (2,139,729)              -             (2,139,729)
                                        ------             ----------           ---------        ---------             ---------

Balances at end of period            $   1,000                598,630          (2,973,765)         (31,868)           (2,406,003)
                                         =====                =======           =========           ======             =========

                                                           Four Months Ended April 30, 1995 (Unaudited)
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------

Balances at beginning of period      $   1,000                598,630          (2,973,765)         (31,868)           (2,406,003)
Capital contributions                      -                   10,600               -                  -                  10,600
Repurchase of shares                       -                      -                 -               (2,050)               (2,050)
Net loss                                    -                      -             (797,101)              -               (797,101)
                                        ------             ----------        ------------        ---------          ------------

Balances at end of period            $   1,000                609,230          (3,770,866)         (33,918)           (3,194,554)
                                         =====                =======           =========           ======             =========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                            Statements of Cash Flows

                                                                                                                     For the Period
                                                                                                                       January 23,
                                                                                                                      1993 (Date of
                                                                                 Four Months                             Inception)
                                                                                Ended April 30,      Year Ended          through
                                                                                    1995            December 31,        December 31,
                                                                                 (Unaudited)            1994               1993
                                                                                 -----------            ----               ----
Cash flows from operating activities:
   Net loss                                                                      $ (797,101)         (2,139,729)           (834,036)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
   Depreciation and amortization                                                    114,773             318,926              57,859
   Changes in assets and liabilities:
      Trade accounts receivable                                                    (165,145)           (796,703)           (370,643)
      Due from officers and employees                                                  --                48,690             (48,690)
      Other receivables                                                               6,652              (4,152)             (5,000)
      Prepaid expenses and other current assets                                     (13,000)             35,092            (115,805)
      Accounts payable and accrued line charges                                     912,626           2,808,920           1,107,141
      Due to affiliates                                                                --                (4,417)              4,417
      Other accrued expenses and liabilities                                         35,127             135,740              22,049
      Deferred revenues                                                              92,129               1,619              22,363
                                                                                 ----------          ----------          ----------

         Net cash provided by (used in) operating
           activities                                                               186,061             403,986            (160,345)
                                                                                 ----------          ----------          ----------

Cash flows from investing activities - capital                                      (60,550)           (462,301)         (1,233,354)
   expenditures for property and equipment                                             --                  --                  --


         Net cash used in investing activities                                      (60,550)           (462,301)         (1,233,354)
                                                                                 ----------          ----------          ----------

Cash flows from financing activities:
   Repayment of long-term debt                                                     (369,121)             49,329
   Net borrowings on revolving note payable to related
      parties                                                                          --               265,000              95,520
   Net repayments on notes payable to officers and
      employees                                                                        --               253,900                --
   Repurchase of treasury stock                                                      (2,050)            (31,868)               --
   Payments made under capital leases                                                  --              (112,915)          1,035,810
   Additional paid in capital                                                        10,600             272,000                --
   Distributions to shareholder                                                        --                (6,048)               --
   Proceeds from stock issuance                                                        --                  --               333,678
                                                                                 ----------          ----------          ----------

         Net cash provided by financing activities                                 (360,571)            689,398           1,465,008
                                                                                 ----------          ----------          ----------

Net increase (decrease) in cash                                                    (235,060)            631,083              71,309

Cash at beginning of year                                                           702,392              71,309                --
                                                                                 ----------          ----------          ----------

Cash at end of year                                                              $  467,322             702,392              71,309
                                                                                 ==========          ==========          ==========

Supplemental disclosures of cash flow information -
   cash paid during the year for interest                                        $   44,025             132,073               9,513
                                                                                 ==========          ==========          ==========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                          Notes to Financial Statements
                           December 31, 1994 and 1993



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     International Telemanagement Group, Inc. (the Company), is a domestic and international interexchange carrier offering long distance, 800, private line, and other services to its customers. ITG was incorporated in January 1993 under the laws of the state of Ohio.

     (a)  PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Depreciation of property and equipment is provided principally on a straight-line basis over the estimated useful lives of the related assets. Assets recorded under capital leases are amortized over the terms of the leases.

     (b)  INCOME TAXES

          The stockholders of the Company have elected to be treated as an S corporation, whereby taxable income and/or losses are allocated to the stockholder rather than to the Company. Accordingly, the accompanying financial statements do not include provisions for federal and state taxes on income earned by the Company.

     (c)  REVENUE RECOGNITION

          Income from services is recognized when the contracted service is rendered.

     (d)  GENERAL CREDIT RISK

          The Company grants credit to customers on open account, substantially all of whom are in the telecommunications industry.

(2)    SUBSEQUENT EVENT

       On May 1, 1995, the Company entered into a purchase agreement with GST Telecom, Inc. (GST Net), in which all outstanding stock of the Company was sold for cash. GST Net has indicated its intention to fully fund the operations of the Company and maintain the Company operations principally in the lines of business in which it currently operates.

(3)    PROPERTY AND EQUIPMENT

       Property and equipment at December 31, 1994 and 1993, consisted of:
                                                                                    1994                1993
                                                                                    ----                ----
         Leasehold improvements                                                  $      6,243              6,243
         Machinery and equipment                                                    1,689,412          1,227,111
                                                                                    ---------          ---------

                                                                                    1,695,655          1,233,354

         Less accumulated depreciation and amortization                              (376,785)           (57,859)
                                                                                 ------------       ------------

                            Property and equipment, net                           $ 1,318,870         1,175,495
                                                                                  ===========         =========

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(4)    LONG-TERM DEBT

       Long-term debt at December 31, 1994 and 1993, consists of the following:
                                                                                    1994                1993
                                                                                    ----                ----
       Note payable to customer, 0% interest, monthly payments of $6,944,     $      215,278             -
       Note payable to supplier, 7% interest, monthly payments of $14,939,
           including interest, due February 1995                                      14,852             -
                                                                                  ----------             -

                          Total long-term debt                                       230,130             -

       Less current installments                                                     (98,185)            -
                                                                                  ----------             -

                          Long-term debt, less current installments           $      131,945             -
                                                                                     =======             =

     In addition, the Company has incurred borrowings from related parties (see note 5).

       As of December 31, 1994, the maturities of long-term debt are as follows:

                                       Year Ended
                                      December 31,
                                      ------------

                                          1995            $     98,185
                                          1996                  83,333
                                          1997                  48,612
                                                          ------------

                                                          $    230,130
                                                          ============

(5)    RELATED PARTY TRANSACTIONS

       The Company has entered into numerous transactions with its principal stockholder and other related entities controlled by its stockholders.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(5)  RELATED PARTY TRANSACTIONS, CONTINUED

     The Company's principal stockholder or entities controlled by the stockholder have obtained financing from two financial institutions. These funds were, in turn, loaned to the Company. The unwritten agreement between the Company and the related parties is that the Company will make all necessary payments under the stated bank terms. The terms are as follows:

                                                                                    1994                1993
                                                                                    ----                ----

       Note payable, bearing interest at 8.25%, payable in monthly
           installments of $8,615, due in full September 1997                    $   349,420             95,520
       Note payable, bearing interest at 1% over the prime rate, due in full December 12, 1994.  On March 9, 1995, the loan was renewed
           by the bank                                                               265,000                 -
                                                                                     -------          --------

                          Total notes payable related parties                        614,420             95,520

       Less current installments                                                     368,380             95,520
                                                                                     -------             ------

                          Notes payable to related parties, less current
                             installments                                        $   246,040                 -
                                                                                     =======          ========

       The Company rents office space and telecommunications equipment from related parties on a month-to-month basis. Rental expense for the periods ended December 31, 1994 and 1993, totaled $248,572 and $96,057, respectively.

(6)  COMMON STOCK

     During 1994, the Company repurchased common shares from its stockholders at a cost of $31,868.

(7)  LEASES

     The Company leases telecommunications and computer equipment under capital leases. Additionally, certain communications equipment is leased under operating leases. Lease terms include per-minute charges and minimum fee levels.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(7)  LEASES, CONTINUED

     Future minimum lease payments under capital and operating leases are as follows:

                                                             1994                                1993
                                                 ---------------------------         --------------------------
                                                  Capital          Operating         Capital          Operating
                                                  Leases            Leases            Leases           Leases
                                                  ------            ------            ------           ------
       Year ending December 31:
           1994                              $            -             -               196,988         23,924
           1995                                      261,464        143,544             283,555        143,544
           1996                                      283,555        143,544             283,555        143,544
           1997                                      276,751        143,544             283,555        143,544
           1998                                      268,714        119,620             276,650        119,620
           1999                                       44,183             -               44,183             -
                                                ------------      ---------       -------------      --------

                Total lease payments               1,134,667        550,252           1,368,486        574,176
                                                                    =======                            =======

       Less amount representing interest
                                                    (211,772)                          (332,676)
                                                ------------                      -------------

                Total obligations under
                   capital leases                    922,895                          1,035,810

       Current installments of capital
           lease obligations                         175,668                            144,897
                                                 -----------                      -------------

                Capital lease obligations,
                   less current installments     $  747,227                             890,913
                                                 ==========                             =======

     Total rental expense under operating leases for the periods ended December 31, 1994 and 1993, totaled $23,900 and $4,500, respectively.

     The Company also leases certain equipment and office space from related parties (see note 5).

(8)  MAJOR CUSTOMERS

     Gross revenues of approximately $3,000,000 were derived from two major customers for the year ended December 31, 1994.

(9)  SERVICE CONTRACTS

     The Company has entered into service contracts with telecommunication providers which require a minimum service fee on a monthly basis. The Company has committed to minimum revenues of $350,000 per month by May 1995, and must pay one-half of any shortfall.

(10) CONTINGENCIES

     The Company is a party to a number of lawsuits and claims relating to service liability. While the ultimate results of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect that the settlement of these matters will have a material adverse effect on the financial position of the Company.

                       PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial statements have been prepared to reflect the acquisition of Call America and the acquisition of ITG. The unaudited pro forma condensed consolidated statements of operations of the Company for Fiscal 1995 gives effect to each of the Pro Forma Transactions as if they had occurred at October 1, 1994. The unaudited pro forma condensed consolidated statements of operations of the Company for the nine months ended June 30, 1996 gives effect to the Call America acquisition as if it had occurred at October 1, 1995. The unaudited condensed consolidated balance sheet of the Company at June 30, 1996 gives effect to the Call America as if it had occurred June 30, 1996. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances.

The unaudited pro forma condensed consolidated financial statements and notes thereto should be read in conjunction with "Use of Proceeds", "Management Discussion and Analysis", the historical financial statements and notes thereto included elsewhere in this Prospectus. These unaudited pro forma condensed consolidated financial statements and notes thereto are provided for informational purposes only and do not purport to be indicative of the results that would have actually been attained had the Pro Forma Transactions been completed on the dates indicated or that may be expected to occur in the future.

                           GST TELECOMMUNICATIONS, INC
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AS OF JUNE 30, 1996
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                GST           CALL AMERICA
                                                             HISTORICAL       HISTORICAL (6)       ADJUSTMENTS           PRO FORMA
                                                             ----------       --------------       -----------           ---------
ASSETS
Current assets:

          Cash and cash equivalents                             123,526                                                   123,526
          Receivables                                            11,447             2,204                                  13,651
          Investments                                             5,323             5,323
          Other current assets                                    3,432               204                                   3,636
                                                               --------          --------           --------             --------
                                                                143,728             2,408                                 146,136

Investment in joint ventures                                      1,872                                                     1,872
Property and equipment, net                                      73,816             2,458                                  76,274
Other assets, net                                                22,261             1,203             16,670(7)            40,134
Deferred financing costs, net                                     9,933                                                     9,933
                                                               --------          --------           --------             --------
                                                                251,611             6,069             16,670              274,350
                                                               ========          ========           ========             ========

LIABILITIES AND SHARE-
   HOLDERS' EQUITY
Current liabilities                                              16,145             3,455                                  19,600
Deferred compensation                                               151                                                       151
Capital lease obligations,                                          600             1,027                                   1,627
     less current portion
Long term debt, less                                            222,629             1,911                                 224,540
     current portion
Minority interest in subsidiaries                                 3,167                                                     3,167
Shareholders' equity                                              8,919              (324)            16,346(7)            25,265
                                                               --------           --------          --------             --------
                                                                                                         324(7)
                                                                                                    --------
                                                                251,611             6,069             16,670              274,350
                                                               ========          ========           ========             ========

                           GST TELECOMMUNICATIONS, INC
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE NINE MONTHS ENDING JUNE 30, 1996
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                GST           CALL AMERICA
                                                             HISTORICAL       HISTORICAL (6)       ADJUSTMENTS        PRO FORMA
                                                             ----------       --------------       -----------        ---------
Revenues:
         Telecommunication services                              19,453            13,934                                 33,387
         Telecommunication products                               5,771                                                    5,771
                                                            -----------       -----------          -----------       -----------
                                                                 25,224            13,934                    0            39,158
                                                            -----------       -----------          -----------       -----------

Cost of revenues:
         Telecommunication services                              20,715             6,686                                 27,401
         Telecommunication products                               2,803                                                    2,803
                                                            -----------       -----------          -----------       -----------
                                                                 23,518             6,686                    0            30,204
                                                            -----------       -----------          -----------       -----------
Gross profit                                                      1,706             7,248                    0             8,954
                                                            -----------       -----------          -----------       -----------
Operating expenses
         Sales, general and administration                       20,689             5,298                                 25,987
         Research and development                                   910                                                      910
         Depreciation and amortization                            5,385               486                2,347 (3)         8,218
                                                            -----------       -----------          -----------       -----------
Income (loss) from operations                                   (25,278)            1,464                2,347           (26,161)
                                                            -----------       -----------          -----------       -----------
Other expenses (income):
         Interest income                                         (4,209)           (4,209)
         Interest expense                                        14,801               388                                 15,189
         Other, net                                               1,564               324                                  1,888
         Minority interest in loss
             of subsidiaries                                       (334)                                                    (334)
                                                            -----------       -----------          -----------       -----------
Net income (loss)                                               (37,100)              752               (2,347)          (38,695)
                                                            ===========       ===========          ===========       ===========
Loss per share                                              $     (2.00)                                                   (1.95)
                                                            ===========                                              ===========
Weighted average  common and
         common equivalent shares
         outstanding                                         18,512,988                                               19,820,680 (5)
                                                            ===========                                              ===========
Pro forma ratio of earnings
         to fixed charges

                           GST TELECOMMUNICATIONS, INC
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDING SEPTEMBER 30, 1995
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       GST        CALL AMERICA        ITG
                                                    HISTORICAL    HISTORICAL (1)    HISTORICAL (2)  ADJUSTMENTS        PRO FORMA
                                                   ------------  ----------------  ---------------  -----------      ------------
Revenues:
        Telecommunication services                      11,118         16,240             8,299                           35,657
        Telecommunication products                       7,563                                                             7,563
                                                   -----------    -----------       -----------    -----------       -----------
                                                        18,681         16,240             8,299                           43,220
                                                   -----------    -----------       -----------    -----------       -----------
Cost of revenues:
        Telecommunication services                      12,198          8,355             8,186                           28,739
        Telecommunication products                       3,096                                                             3,096
                                                   -----------    -----------       -----------    -----------       -----------
                                                        15,294          8,355             8,186                           31,835
                                                   -----------    -----------       -----------    -----------       -----------

Gross profit                                             3,387          7,885               113                           11,385
                                                   -----------    -----------       -----------    -----------       -----------
Operating expenses
        Sales, general and administration               11,373          6,796             1,567                           19,736
        Research and development                         1,271          1,271
        Depreciation and amortization                    2,374            636               280          3,129 (3)         6,638
                                                   -----------       -----------    -----------    -----------
                                                                                                           219 (4)
                                                                                                   -----------
Income (loss) from operations                          (11,631)           453            (1,734)        (3,348)          (16,260)
                                                   -----------    -----------       -----------    -----------       -----------
Other expenses (income):
        Interest income                                   (303)           (54)                                              (357)
        Interest expense                                   838            398                95                            1,331
        Other, net                                       1,513             95               258                            1,866
        Minority interest in loss
             of subsidiaries                            (2,364)                                                           (2,364)
                                                   -----------    -----------       -----------    -----------       -----------
Net income (loss)                                      (11,315)            14            (2,087)        (3,348)          (16,736)
                                                   ===========    ===========       ===========    ===========       ===========
Loss per share                                           (0.82)                                                            (1.11)
                                                   ===========                                                       ===========
Weighted average  common and
        common equivalent shares
        outstanding                                 13,780,796                                                        15,088,488 (5)
                                                   ===========                                                       ===========

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

                  (Dollars in thousands, except per share data)

(1)  Results are for the year ended December 31, 1995.

(2) Results are for the seven months ended April 30, 1995 as ITG was purchased effective May 1, 1995.

(3) Reflects the amortization over 3 years of $6,000 of customer lists and the amortization over 10 years of $11,290 of goodwill resulting from the purchase of Call America.

        Purchase price:

         1,307,692 shares at $12.50 per share              $16,346
                                                           =======
        Allocation of purchase price:

         Book value of tangible assets acquired              5,449
         Liabilities assumed                                (6,393)
         Customer Lists                                      6,000
         Goodwill                                           11,290
                                                            ------
                                                           $16,346
                                                           =======

(4) Reflects the additional amortization over 10 years of $3,758 in goodwill resulting from the purchase of ITG for the seven months ended April 30, 1995.

        Purchase price:
         Cash and legal fees                               $    74
                                                           =======

        Allocation of purchase price
         Book value of assets acquired                     $ 3,235
         Liabilities assumed                                (6,919)
         Goodwill                                            3,758
                                                            ------
                                                           $    74
                                                           =======

(5) Pro forma weighted average shares outstanding includes the 1,307,692 shares to be issued for the acquisition of Call America.

(6) The revenues and expenses shown for Call America are the historical amounts for the nine months ended June 30, 1996. Because the accompanying pro forma Fiscal 1995 statement of operations includes Call America's historical operating results for its fiscal year ended December 31, 1995, Call America's operating results for the three months ended December 31, 1995 are included in both accompanying pro forma statements of operations. Call America's summary financial information for the three month period ended December 31, 1995 are as follows:

        Revenues                                           $ 4,236
        Costs and expenses                                   3,747
        Income from operations                                 489
        Non-operating expense                                  224
                                                            ------
        Net income                                         $   265
                                                           =======


(7) Reflects the issuance of 1,307,692 common shares at $12.50 per share for the purchase of Call America, the elimination of Call America's net equity of $(324), and the allocation of the excess purchase price over the net book value of the assets acquired to customer lists and goodwill.

                        GLENN BURDETTE, PHILLIPS & BRYON
                          CERTIFIED PUBLIC ACCOUNTANTS
                                1150 PALM STREET
                           SAN LUIS OBISPO, CA 93401
                                 (805) 544-1441
                              (805) 805-4351 (FAX)







                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Call America Business Communications Corporation
San Luis Obispo, CA

We have audited the accompanying combined balance sheets of Call America Business Communications Corporation (a California corporation) and affiliates as of December 31, 1995 and 1994, and the related combined statements of income, changes in stockholders' equity (deficiency), and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Call America Business Communications Corporation and affiliates as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Glenn, Burdette, Phillips & Bryson
--------------------------------------
Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation


June 25, 1996

                CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
                                 AND AFFILIATES
                COMBINED BALANCE SHEETS JUNE 30, 1996 (unaudited)
                           DECEMBER 31, 1995 AND 1994



                                                                                                              June 30,
                                                                   1994                    1995                 1996
                                                                   ----                    ----                 ----
                                                                                                            (Unaudited)
                        ASSETS
Current Assets
--------------
Cash and cash equivalents                                      $       1,497          $          125       $        125
Accounts receivable, net of allowance for
   doubtful accounts of $50,000 and $49,093,
   at 1994 and 1995, respectively                                  1,590,955               1,762,671          2,145,419
Income taxes receivable                                              104,568                  40,745             40,745
Equipment deposits                                                                            45,493             42,237
Other current assets                                                   5,297                  36,843            107,192
Deferred income taxes                                                 76,500                  55,000             55,000
                                                               -------------           -------------      -------------

    Total current assets                                           1,778,817               1,940,877          2,390,718

Equipment and leasehold improvements, net
-----------------------------------------
  of accumulated depreciation of $3,181,678
  -----------------------------------------
  and $3,799,282, at 1994 and 1995,                                1,447,837               1,846,768          2,457,715
  ---------------------------------                            -------------           -------------      -------------
  respectively
  ------------

Other Assets
------------
Investment, at cost                                                   23,000                  23,000             23,000
Notes receivable from stockholders                                   416,803                 532,954            532,954
Notes receivable from related party                                                          205,285                  0
Miscellaneous deposits                                                23,936                  23,212             15,000
Deferred income taxes                                                 17,650                  25,650             25,650
Goodwill                                                                                     640,410            621,731
                                                               -------------           -------------       -------------
    Total other assets                                               481,389               1,450,511          1,218,335
                                                               -------------           -------------       -------------


    Total Assets                                                  $3,708,043              $5,238,156          $6,066,768
                                                                  ==========              ==========          ==========


The accompanying notes are an integral part of these financial statements.



                                                                                                              June 30,
                                                                     1994                   1995                1996
                                                                     ----                   ----                ----
                                                                                                             (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities
-------------------
Accounts payable                                                 $1,417,192               $1,284,893         $1,854,252
Accrued expenses                                                    567,109                  631,507            929,536
Bank overdrafts                                                     162,531                  254,234              3,290
Line of credit                                                      273,413                  100,000                 --
Current portion of notes payable                                    342,363                  450,368            400,512
Current portion of capital lease obligations                        185,033                  309,911            309,911
                                                                 ----------               ----------         ----------
    Total current liabilities                                     2,947,641                3,030,913          3,497,501
                                                                 ----------               ----------         ----------

Long-Term Liabilities
---------------------
Notes payable, less current portion                                 905,137                2,194,129          1,910,738
Capitalized lease obligations, less
current portion                                                     471,346                  824,544          1,026,747
                                                                 ----------               ----------         ----------
    Total long-term liabilities                                   1,376,483                3,018,673          2,937,485
                                                                 ----------               ----------         ----------

Commitments and Contingencies
-----------------------------
Minority Interest                                                   (26,396)
-----------------                                                ----------

Stockholders' Equity (Deficiency)
---------------------------------
Common stock                                                         26,262                   25,696             25,696
Retained earnings (deficit)                                        (837,126)                (837,126)          (393,914)
                                                                 ----------               ----------         ----------
    Total stockholders' equity (deficiency)                        (811,430)                (811,430)          (368,218)
                                                                 ----------               ----------         ----------

Total Liabilities and Stockholders' Equity
    (Deficiency)                                                 $3,708,043               $5,238,156         $6,066,768
                                                                 ==========               ==========         ==========


The accompanying notes are an integral part of these financial statements.




                CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
                                 AND AFFILIATES
                          COMBINED STATEMENTS OF INCOME
           FOR THE SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED) AND THE
                     YEARS ENDED DECEMBER 31, 1995 AND 1994



                                                                                                               Six Months Ended
                                                                                                               ------------------
                                                                     1994                  1995                  June 30, 1996
                                                                     ----                  ----                  --------------
                                                                                                                  (Unaudited)
                                                                                                                  -----------

Net sales and services                                           $14,383,649            $16,239,943             $9,679,930
Cost of goods and services                                         7,858,285              8,355,332              4,731,863
                                                               -------------           ------------            -----------

     Gross profit                                                  6,525,364              7,884,611              4,948,067

Selling, general, and administrative expenses                      6,992,670              7,431,568              4,041,493
                                                               -------------           ------------            -----------

Income (loss) from operations                                       (467,306)               453,043                906,574
-----------------------------

Other income and expense
------------------------
Interest income                                                       85,287                 54,249
Interest expense                                                    (210,813)              (397,851)              (222,962)
                                                               -------------           ------------            -----------

Net income (loss) before provision for income taxes                 (592,832)               109,441                683,612
---------------------------------------------------

Provision for income taxes expense (benefit)                         (24,180)                95,200                240,400
                                                               -------------         --------------            -----------

Net income (loss)                                              $    (568,652)        $       14,241            $   443,212
-----------------                                              =============         ==============            ===========



The accompanying notes are an integral part of these financial statements.


                CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
                                 AND AFFILIATES
       COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
           FOR THE SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED) AND THE
                     YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                              Retained
                                                              --------
                                                              Earnings                 Common
                                                              --------                 ------
                                                              (Deficit)                Stock                 Total
                                                              ---------                -----                 -----

Balance, December 31, 1993                                    $ (47,295)             $26,262                 $ (21,033)
--------------------------

Net loss                                                       (568,652)                                      (568,652)
                                                              ---------              -------                 ---------

Balance, December 31, 1994                                     (615,947)              26,262                  (589,685)
--------------------------

Net income                                                       14,241                                         14,241
Purchase of minority interest (deficit)                         (26,396)                                       (26,396)
Purchase of common stock                                       (209,024)                (566)                 (209,590)
                                                              ---------              -------                 ---------

Balance, December 31, 1995                                     (837,126)              25,696                  (811,430)
--------------------------

Net income for six months ended June 30, 1996
(Unaudited)                                                     443,212                                        443,212
                                                              ---------              -------                 ---------
Balance, June 30, 1996 (Unaudited)                         $  (393,914)             $25,696               $  (368,218)
-----------------------------------                         ===========              =======               ===========



The accompanying notes are an integral part of these financial statements.

                CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
                                 AND AFFILIATES
                        COMBINED STATEMENTS OF CASH FLOWS
           FOR THE SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED) AND THE
                     YEARS ENDED DECEMBER 31, 1995 AND 1994


                                                                                                      Six Months Ended
                                                                                                           June 30,
                                                                       1994             1995                 1996
                                                                       ----             ----                 ----
                                                                                                          (Unaudited)

Cash Flows From Operating Activities
------------------------------------
Net income (loss)                                                  $ (568,652)      $    14,241           $  443,212
                                                                   -----------      -----------           ----------

 Adjustments to reconcile net income to
   net cash provided by operating
   activities:
   Depreciation and amortization                                      562,404           635,633              367,943
   Litigation settlement                                                                                     132,639
   Gain on disposal of assets                                                            (5,066)
   Minority interest in net loss                                       24,021
   (Increase) decrease in accounts receivable                           5,808          (171,716)            (515,387)
   Decrease in income taxes receivable                                                   63,823
   (Increase) decrease in equipment deposits                                            (45,493)               3,256
   (Increase) decrease in other current assets                         26,840           (31,546)             (70,349)
   Decrease in miscellaneous deposits                                     865               724                8,212
   (Increase) decrease in deferred income taxes                       (27,900)           13,500
   Increase (decrease) in accounts payable                            265,389          (132,299)             569,359
   Increase in accrued expenses                                        43,474            64,398              298,029
   Increase (decrease) in bank overdrafts                             162,531            91,703             (250,944)
                                                                  -----------       -----------         ------------
     Total adjustments                                              1,063,432           483,661               42,172
                                                                  -----------       -----------         ------------

        Net cash provided by operating activities                     494,780           497,902              985,970

Cash Flows From Investing Activities
------------------------------------
Purchases of equipment                                               (579,745)         (285,169)            (658,622)
Proceeds from sale of equipment                                                           5,600
Investment in stock                                                   (23,000)
                                                                  -----------       -----------         ------------

        Net cash used in investing activities                        (602,745)         (279,569)            (658,622)

The accompanying notes are an integral part of these financial statements.

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED) AND THE
YEARS ENDED DECEMBER 31, 1995 AND 1994
PAGE 2

                                                                                                         Six Months Ended
                                                                                                              June 30,
                                                                       1994                    1995             1996
                                                                       ----                    ----             ----
                                                                                                            (Unaudited)
Cash Flows from Financing Activities
------------------------------------
Advances under notes receivable from related party                  $                      $(205,285)       $
Advances under notes receivable from stockholders                     (121,669)             (256,918)
Reduction in notes receivable from stockholders                                              140,767          205,285
Proceeds from line of credit                                           600,000               600,000
Payments on line of credit                                            (326,587)             (773,413)        (100,000)
Proceeds from notes payable                                            437,542               908,492
Principal payments on notes payable                                   (171,766)             (186,507)        (333,247)
Principal payments on stockholder notes payable                       (135,071)             (174,988)
Principal payments on capitalized leases                              (315,858)             (271,853)         (99,386)
                                                                    ----------              --------        ---------

     Net cash used in financing activities                             (33,409)             (219,705)        (327,348)
                                                                    ----------              --------        ---------

Net decrease in cash and cash equivalents                             (141,374)               (1,372)            -

Cash and Cash Equivalents, Beginning of Period                         142,871                 1,497              125
----------------------------------------------                      ----------              --------       ----------

Cash and Cash Equivalents, End of Period                          $     1,497              $     125       $      125
----------------------------------------                          ============             =========       ==========

Supplemental Disclosures of Cash Flow Information
-------------------------------------------------

  Interest                                                        $   210,961              $ 346,311       $  264,894
  Income taxes                                                    $     2,400                  2,400

Noncash Financing and Investing Activities
------------------------------------------

   Assets acquired under capital lease                            $   167,297              $ 749,929        $ 301,589
   Acquisition of common stock, for note payable                                           $ 209,590

   Increase in goodwill from purchase
     of common stock for not payable                                                       $ 640,410


The accompanying notes are an integral part of these financial statements.

                CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
                                 AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
A.    Organization and Nature of Business
      -----------------------------------

      Call America Business Communications Corporation (CA) was organized in 1986 and incorporated under the laws of California. CA owns 100% of Private Exchange Network (PXN), Inc., dba Call America Salinas (CAS). CA's three equal shareholders also own 100% of Call America Business
      Communications of Fresno, Inc., (CAF) and Call America Business Communications of Bakersfield, Inc. (CAB). The financial statements of CA and it's affiliates CAF and CAB have been combined (the Company) in the accompanying financial statements. The Company's principle business activity is providing long-distance telephone and ancillary communication services to businesses and the general public. The Company grants credit to customers on open account, substantially all of whom are located in California.

B.    Fixed Assets
      ------------
      Fixed assets are shown at cost and are being depreciated or amortized over their estimated useful lives of five to thirty- nine years, using accelerated and straight line methods of depreciation.

C.    Allowance for Doubtful Accounts
      -------------------------------
      Bad debts are provided on the allowance method based on receivables that have been outstanding for more than 120 days. The allowance for doubtful accounts is $49,093 and $50,000, at December 31, 1995 and 1994,
      respectively.

D.    Use of Estimates
      ----------------
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E.    Combined Presentation
      ---------------------
      The combined financial statements include the consolidated balances of CA and its wholly owned subsidiary, Private Exchange Network (PXN), Inc. All material balances and transactions have been eliminated in consolidation. At December 31, 1994, CA only owned 75% of PXN. The remaining 25% has been shown as minority interest (deficit).

      The consolidated balances of CA have been combined with CAF and CAB. All intercompany transactions and balances have been eliminated in the combination.

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
PAGE 2


Note 1 - Summary of Significant Accounting Policies (continued)
---------------------------------------------------------------
F.    Revenue Recognition
      -------------------
      Income from services is recognized when the contracted service is rendered.

G.    Common Stock
      ------------
      CA has 500,000 common shares authorized without nominal or par value. Total shares issued and outstanding are 300,000 common shares with a balance of $24,000 at December 31, 1995 and 1994. CAB has 500,000 common shares authorized without nominal or par value. Total shares issued and outstanding are 300 and 400 common shares with a balance of $1,568 and $2,091 at December 31, 1995 and 1994, respectively. CAF has 500,000 common shares authorized without nominal or par value. Total shares issued and outstanding are 300 and 400 common shares with a balance of $128 and $171 at December 31, 1995 and 1994, respectively.

H.    Cash Equivalents
      ----------------
      For purposes of the statements of cash flows, the Company considers interest bearing investments due on demand to be cash equivalents.

Note 2 - Equipment and Leasehold Improvements
---------------------------------------------
The major categories of assets and the related accumulated depreciation for the years ending December 31, 1995 and 1994 are as follows:

                                                  1994           1995
                                                  ----           ----
Office equipment, furniture & fixtures        $   411,300      $  412,801
Leasehold improvements                            162,603         173,163
Equipment                                       3,993,592       4,992,175
Vehicles                                           62,020          67,911
                                              -----------      ----------
                                                4,629,515       5,646,050
Less: accumulated depreciation                 (3,181,678)     (3,799,282)

                                              $ 1,447,837     $ 1,846,768
                                              ===========     ===========

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
PAGE 3


Note 2 - Equipment and Leasehold Improvements (continued)
---------------------------------------------------------

Included in equipment and leasehold improvements are assets acquired under capital lease totaling $1,986,039 and $1,236,110 with accumulated depreciation of $1,036,292 and $731,493 at December 31, 1995 and 1994, respectively.
Depreciation expense for assets acquired under capital lease totaled $304,799 and $265,658 at December 31, 1995 and 1994, respectively.

Note 3 - Investment
-------------------

In  October  1994,  the  Company   purchased  230,000  shares  of  a  California
corporation, which provides a broad range of wide area electronic mail services. The cost of the shares was $23,000, subject to a repurchase option.

The Company has a service agreement with the corporation whereby, the Company agrees to provide discounted telecommunications services, Internet connectivity and customer billing administration, in consideration for integrated E-mail services and the related E-mail services the corporation offers to its customers for use and resale. The service agreement will continue in force until terminated by either party upon a six month written notice. If the agreement is terminated within the first three years, the corporation can repurchase a portion of the shares at the original purchase price.

Note 4 - Related Party Transactions
-----------------------------------

During 1994 and 1995, much of the communications traffic generated by CA and its affiliates was centralized by routing through CA in San Luis Obispo. In addition, customers billing and many accounting and administrative duties were moved to CA. As a result, certain costs incurred by CA were allocated to the affiliates.

At December 31, 1994, the Company had notes receivable from stockholders of $416,803. During the year ended December 31, 1995, $140,767 were written off as uncollectible. The balance of notes receivable from stockholders' at December 31, 1995, was $532,954. The notes bear interest at 7% per year.

During the year ended December 31, 1995, the Company advanced $205,285 to a corporation, whose shareholders include those of the Company's.

Included in notes payable at December 31, 1995 and 1994, were notes totaling $1,255,862 and $525,383, respectively, that are due to one of the stockholders of the Company. (See Note 6)

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
PAGE 4


Note 5 - Line of Credit
-----------------------

The Company has a line of credit with a bank that allows for maximum borrowings of $400,000. The line carries a variable interest rate, which was 10.5% at December 31, 1995 and 1994. The outstanding balance at December 31, 1995 and 1994, was $100,000 and $273,413, respectively.

Note 6 - Long-Term Notes Payable
--------------------------------

Long-term notes payable consisted of the following as of December 31:
                                                                                               1994                  1995
                                                                                               ----                  ----

Notes payable, issued for repurchase of common stock (see Note 9), with an interest
rate of 10%, payable in monthly installments totaling of $18,060, due April, 2000.          $                     $  759,582

Note payable, unsecured, with an interest rate of 11%, payable in monthly
installments of $2,489, due April, 1995.                                                       9,850

Note payable, secured by equipment and guaranteed by stockholders, with an interest
rate of 9.26%, payable in monthly installments of $6,132, due May, 1995.                      24,061

Note payable, secured by an automobile, with an interest rate of 10.50%, payable in
monthly installments of $238, due November, 1995.                                              2,844

Note payable to a stockholder, unsecured, with an interest rate of 10%, payable in
monthly installments of $8,605, due August, 1999.                                            333,519                 281,886

Note payable to a stockholder, unsecured, with an interest rate of 15%, payable in
monthly installments of $9,648, due July, 1997.                                              191,864                 133,976

Note payable,  secured by equipment  and  guaranteed  by  stockholders,  with an interest rate of 8.22%,  payable in monthly installments of $2,283, due January,
1999.
                                                                                              94,745                  78,017

Note payable,  secured by equipment and fixtures and guaranteed by stockholders, with an interest rate of 8.22%, payable in monthly installments of $2,650, due
February, 1999.                                                                              111,857                  92,772

Note payable,  secured by equipment and fixtures and guaranteed by stockholders, with an interest rate of 9.43%,  payable in monthly  installments  of $262,  due
June,
1998.                                                                                          9,340                   7,112

Note payable,  secured by equipment and fixtures and guaranteed by stockholders, with an interest rate of 10.50%, payable in monthly installments of $5,881, due
October, 1999.                                                                               269,420                 227,373

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
PAGE 5



Note 6 - Long-Term Notes Payable (Continued)
--------------------------------------------

Note payable, secured by equipment, with a variable interest rate of 10.25%,
payable in monthly installments of $2,333, due March, 1997.                                $                      $   32,662

Note payable to a stockholder, unsecured, interest only payable in monthly
installments at 11%, due February 15, 1998.                                                                          840,000

Note payable, secured by automobiles, with an interest rate of 8.25%, payable in
monthly installments of $510, due August, 2000.                                                                       23,633

Note payable, secured by equipment, with an interest rate of 7%, payable in monthly installments of $5,000, due May, 1997.
                                                                                             200,000                 167,484
                                                                                           ---------              ----------

                                                                                           1,247,500               2,644,497

Less:  current portion                                                                      (342,363)               (450,368)
                                                                                           ---------              ----------

                                                                                          $  905,137              $2,194,129
                                                                                           =========              ==========

Maturities of notes payable are as follows:
                      1996                                                                                        $  450,368
                      1997                                                                                           540,671
                      1998                                                                                         1,234,704
                      1999                                                                                           349,567
                      2000                                                                                            69,187
                                                                                                                 -----------

                                                                                                                  $2,644,497

Note 7 - Lease Obligations
--------------------------
Capital Leases
--------------
The Company leases certain switching, operator service and billing equipment under long-term, noncancelable leases as described below:

                                                                                                 1994                   1995
                                                                                                 ----                   ----
Capital lease, with an interest rate of 13%, payable in
monthly installments of $16,088, due March, 1995.                                             $  31,694           $

Capital lease, with an interest rate of 7.42%, payable in
monthly installments of $535, due January, 1999.                                                 22,573                17,658

Capital lease, with an interest rate of 9.50%, payable in
monthly installments of $351, due June, 1998.                                                    12,249                 9,616

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
PAGE 6


Note 7 - Lease Obligations (Continued)
--------------------------------------

Capital Leases (Continued)
--------------------------

Capital lease, with an interest rate of 8.74%, payable in
monthly installments of $1,883, due January, 1998.                    $      56,529                 $      39,742

Capital lease, with a variable interest rate of 11%, payable in
monthly installments of $15,986, due March, 1998.                           488,290                       373,697

Capital lease, with an interest rate of 18.64%, payable in
monthly installments of $620, due May, 1998.                                 18,693                        14,382

Capital lease, with an interest rate of 17.55%, payable in
monthly installments of $166, due June, 1996.                                 2,490                           797

Capital lease, with an interest rate of 15.39%, payable in
monthly installments of $224, due June, 1995.                                 1,702

Capital lease, with a variable interest rate of 13.90%, payable
in monthly installments of $11,581, due December, 2000.                                                   459,569

Capital lease, with an interest rate of 11.91%, payable in
monthly installments of $4,278, due March, 1999.                                                          143,980

Capital lease, with an interest rate of 17.05%, payable in
monthly installments of $428, due December, 1998.                            12,247                         9,246

Capital lease, with an interest rate of 13.67%, payable in
monthly installments of $428, due May, 1997.                                  9,912                         5,879

Capital lease, with an interest rate of 15.17%, payable in
monthly installments of $2,411, due May, 1998.                                                             59,889
                                                                        -----------                    ----------
                                                                            656,379                     1,134,455

Less:  current portion                                                     (185,033)                     (309,911)
                                                                        -----------                    ----------

                                                                        $   471,346                   $   824,544
                                                                        ===========                   ===========

Future minimum lease commitments at December 31, 1995, under capital leases are as follows:

               1996                                       $   452,170
               1997                                           449,354
               1998                                           263,565
               1999                                           161,426
               2000                                            76,937
                                                          -----------
                                                            1,403,452
               Less interest portion                         (268,997)
                                                             --------
                                                           $1,134,455
                                                           ==========

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
PAGE 7



Operating Leases
----------------

The Company leases office space and equipment under various operating leases. Minimum payments under operating leases are as follows:

               1996                                $235,479
               1997                                 202,388
               1998                                 169,520
               1999                                 154,944
                                                   --------

                                                   $762,331
                                                   ========

Rent expense for the years ended December 31, 1995 and 1994, was $260,180 and $244,979, respectively.

Note 8 - Income Taxes
---------------------

The provision for federal and state income taxes at December 31, 1995 and 1994, consisted of the following:

                                            1994                 1995
                                            ----                 ----
      Federal income tax current          $                   $ 74,627
      Federal income tax deferred           (5,000)             (6,000)

      State income tax current               3,200               7,073
      State income tax deferred            (22,380)             19,500
                                         ----------           --------
                                         $ (24,180)           $ 95,200
                                         ==========           ========

The deferred tax assets are comprised of the following at December 31, 1995 and 1994:


                                               1994                                             1995
                                    --------------------------------                -------------------------------
                                    Current                Long-Term                Current                Long-Term
                                    -------                ---------                -------                ---------
Deferred tax assets:
  Federal                           $ 113,500              $  36,000                $ 42,500               $ 42,500
  State                                33,500                  7,900                  12,500                  9,400
                                       ------                  -----                 -------                -------
                                      147,000                 43,900                  55,000                 51,900
Deferred tax assets valuation
  allowance                           (70,500)               (26,250)                                       (26,250)
                                     --------                -------                --------               --------

                                    $  76,500              $  17,650                $ 55,000               $ 25,650
                                    =========              =========                ========               ========

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
PAGE 8


The above tax assets consist of the following at December 31, 1995 and 1994:

                                                  1994            1995
                                                  ----            ----

Accrued vacation                               $  36,000       $ 38,000
State taxes                                          500          1,000
Allowance for bad debts                           19,500         16,000
Net operating loss carryforward                  134,900         51,900
                                                 -------         ------
  Gross deferred tax asset                       190,900        106,900

Deferred tax asset valuation                     (96,750)       (26,250)
                                               ---------       --------
                                               $  94,150       $ 80,650
                                               =========       ========

The provision for income tax differs from the amount of income tax determined by applying the federal statutory rate of 35% due to state taxes net of federal benefit, alternative minimum tax, the effect of graduated tax rates, and certain nondeductible expenses, including officers' life insurance, penalties and political contributions.

CA and its subsidiary did not file a consolidated tax return prior to the year ending December 31, 1995. Its subsidiary has net operating losses that can only be used to offset future subsidiary revenue. Those net operating losses expire as follows:

                                  Federal                State
                                  -------                -----
December 31:

        1998                      $                    $21,000
        2002                                            29,000

 December 31:
                                  64,000
        2007                      41,000
        2008                      55,000
        2010                      ------               -------
                                $160,000               $50,000
                                ========               =======

Note 9 - Sale of Stock
----------------------

During the year ended December 31, 1995, CA's subisdiary purchased 25% of its outstanding stock by issuing a note payable for $640,410. This transaction made CA the 100% owner of its subsidiary. This transaction was accounted for using the purchase method for business combinations and resulted in goodwill of $640,410, which the Company is amortizing over 40 years using the straight line method.

CALL AMERICA BUSINESS COMMUNICATIONS CORPORATION
AND AFFILIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994
PAGE 9


Note 9 - Sale of Stock (Continued)
---------------------------------

In addition, CAF and CAB each purchased 25% of their outstanding shares of common stock by each issuing a note payable for $104,795.

Note 10 - Litigation Gains and Losses
-------------------------------------

During the year ended December 31, 1995 and 1994, the Company was involved in a lawsuit with a software vendor for a product that did not perform. At December 31, 1994, the outcome was not known and the Company had accrued $45,000 as a possible loss contingency. At December 31, 1995 the Company determined that no loss contingency was necessary and the accrual was reversed. Subsequent to year end, the Company received a favorable settlement of $132,639.

Note 11 - Contingent Liability
------------------------------

The Company has a provision in the employment contract for one of its officers in which it agrees to pay the officer his current salary for life in the event he should become disabled.

Note 12 - Subsequent Event
--------------------------

Subsequent to December 31, 1995, the Company entered into negotiations with GST Telecom, Inc. (GST Net), for a corporate combination. As of the report date, no formal agreement had been reached.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are as follows:

SEC Registration Fee...............................              $15,453.15
Accounting Fees and Expenses.......................                7,500.00
Legal Fees and Expenses............................               10,000.00
Blue Sky Fees and Expenses.........................                  550.00
Miscellaneous Expenses.............................                  496.85
                                                              -------------
Total..............................................             $ 34,000.00
                                                              =============

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  Except as hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such.

                  The  Company's   authority  to  indemnify  its  directors  and
officers is governed by the provisions of Section 124 of the Canada Business Corporations Act, as follows:

                  (1) INDEMNIFICATION. Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if

                  (a) he acted honestly and in good faith with a view to the best interests of the corporation; and

                  (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

                  (2) INDEMNIFICATION IN DERIVATIVE ACTIONS. A corporation may with the approval of a court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in paragraphs (1)(a) and
(b).

                  (3) INDEMNITY AS OF RIGHT. Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

                  (a) was substantially successful on the merits in his defense of the action or proceeding, and

                  (b) fulfills the conditions set out in paragraphs (1)(a) and (b).

                  (4) DIRECTORS' AND OFFICERS' INSURANCE. A corporation may purchase and maintain insurance for the benefit of any person referred to subsection (1) against any liability incurred by him

                  (a) in his capacity as a director or officer of the corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation; or

                  (b) in his capacity as a director or officer of another body corporate where he acts or acted in that capacity at the corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

                  (5) APPLICATION TO COURT. A corporation or a person referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

                  (6) NOTICE TO DIRECTOR. An applicant under subsection (5) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

                  (7) OTHER NOTICE. On an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

                  The Company's by-laws provide that every director and officer of the Company and his heirs, executors, administrators and other legal personal representatives shall be indemnified and held harmless from and against (a) any liability and all costs, charges and expenses that he sanctions or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office and (b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Company.

                  The Company maintains a $5,000,000 directors and officers liability insurance policy.

ITEM 16.          EXHIBITS.

                  EXHIBIT INDEX

EXHIBIT

         5 Opinion of Olshan Grundman Frome & Rosenzweig LLP with respect to the securities registered hereunder.

      23(a)       Consent of KPMG Peat Marwick LLP.

      23(b)       Consent of KPMG Peat Marwick Thorne.

      23(c)       Consent of KPMG Peat Marwick LLP.

      23(d)       Consent of KPMG Peat Marwick Thorne.

      23(e)       Consent of Glenn, Burdette, Phillips & Bryson.

      23(f) Consent of Olshan Grundman Frome & Rosenzweig LLP (included within Exhibit 5).

      24(a)       Powers of Attorney (included on Page II-4).

ITEM 17.          UNDERTAKINGS

                  The undersigned registrant hereby undertakes:

                           a. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                           b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against each such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Province of British Columbia, Country of Canada on this 6th day of November, 1996.

                                GST TELECOMMUNICATIONS, INC.
                                ---------------------------------------------
                                        (Registrant)

                                By:   /S/ W. GORDON BLANKSTEIN
                                   ------------------------------------------
                                      W. Gordon Blankstein, Chairman
                                      of the Board

                       POWERS OF ATTORNEY AND SIGNATORIES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. Each of the undersigned officers and directors of GST Telecommunications, Inc. hereby constitutes and appoints W. Gordon Blankstein, John Warta, Stephen Irwin and Robert H. Hanson and each of them singly, as true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him in his name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and to prepare any and all exhibits thereto, and other documents in connection therewith, and to make any applicable state securities law or blue sky filings, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable GST Telecommunications, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               SIGNATURE                              TITLE                                 DATE
               ---------                              -----                                 ----
/S/ W. GORDON BLANKSTEIN                   Chairman of the Board
----------------------------------------
         (W. Gordon Blankstein)                                                        November 6, 1996

/S/ JOHN WARTA                             President, Chief Executive Officer
----------------------------------------   (Principal Executive Officer) and
              (John Warta)                 Director                                    November 6, 1996


/S/ ROBERT H. HANSON                       Senior Vice President - Corporate
----------------------------------------   Development, Chief Financial
           (Robert H. Hanson)              Officer (Principal Financial                November 6, 1996
                                           Officer) and Director


/S/ CLIFFORD V. SANDER                     Senior Vice President, Treasurer            November 6, 1996
----------------------------------------   and Chief Accounting Officer
          (Clifford V. Sander)             (Principal Accounting Officer)


/S/ STEPHEN IRWIN                          Vice Chairman of the Board,
----------------------------------------   Secretary and Director
       (Stephen Irwin)                                                                 November 6, 1996

/S/ IAN WATSON                             Director
----------------------------------------
       (Ian Watson)                                                                    November 6, 1996

/S/ PETER E. LEGAULT                       Director
----------------------------------------
           (Peter E. Legault)                                                          November 6, 1996

/S/ JACK G. ARMSTRONG                      Director
----------------------------------------
           (Jack G. Armstrong)                                                         November 6, 1996

/S/ TAKASHI YOSHIDA                        Director
----------------------------------------
            (Takashi Yoshida)                                                          November 6, 1996

               SIGNATURE                              TITLE                                 DATE
               ---------                              -----                                 ----
/S/ THOMAS E. SAWYER                       Director
----------------------------------------
           (Thomas E. Sawyer)                                                          November 6, 1996

The Company's Authorized Representative
in the United States

/S/ ROBERT H. HANSON
----------------------------------------
Robert H. Hanson                                                                       November 6, 1996